Montreal Trust
A MEMBER OF THE SCOTIABANK GROUP

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

June 9, 2000

To: The Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: AVINO SILVER AND GOLD MINES LTD.

We confirm that the following material was sent by pre-paid mail on June 8, 2000 to the registered shareholders of the subject Corporation:

1.	Notice of Annual General Meeting/Information Circular/Quarterly Report Form 61 to Quarter Ended January 31, 2000/Financial Statements January 31, 2000 and 1999

2. Proxy
3. Supplemental Mailing List Return Card

We further confirm that copies of the above mentioned material, together with Supplemental Mail List cards, were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Policy Statement No. 41 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

MONTREAL TRUST COMPANY OF CANADA

“Mita Garcia”
Assistant Account Manager
Stock Transfer Services
Telephone (604) 661-9420
Fax (604) 683-3694